SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. 19)
                          --------------------



                        Interneuron Pharmaceuticals, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  460573108
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             May 1, 1996
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 9 pages

                            Exhibit Index - Page  6

CUSIP No.  460573108                 13D                   Page 2 of 9 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            10,060,393
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             10,060,393
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      11,039,758
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       X
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.5%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  460573108                 13D                   Page 3 of 9 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Holdings, Inc.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       X
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    HC

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  460573108                 13D           Page 4 of 9 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             8,772,993
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       8,772,993
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,772,993
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.4%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 5 of 9 Pages

          J. Morton Davis,  D.H. Blair Holdings,  Inc. ("Blair  Holdings"),
          and D.H. Blair Investment Banking Corp. ("Blair Investment"), (collectively, the "Reporting Parties") hereby amend the following items in their statement on Schedule 13D relating to the common stock, $.001 par value ("shares") of Interneuron Pharmaceuticals, Inc. (the "Issuer") as follows:

Item 2. (c) is hereby amended in its entirety as follows:

           Mr. Davis is an investment banker and sole shareholder of Blair Investment (1), a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, Blair Holdings (2) was solely owned by Mr. Davis, and Blair Investment was a wholly-owned subsidiary of Blair Holdings. As of May 1, 1996, Blair Holdings merged into Blair Investment, with Blair Investment being the surviving corporation.

Item 3. is hereby amended by adding the following new paragraph thereto:

          Since the previously filed Schedule 13D,  Amendment No. 18, dated
          July 29, 1994, Blair Investment used its general funds to (i) effect the exercise of a Unit Purchase Option to purchase 96,100 Units (4) at a total exercise price of $807,240.00, (ii) effect the exercise of 288,300 Class A Warrants for a total exercise price of $634,260.00,
          (iii) effect the exercise of 288,300 Class B Warrants at a total exercise price of $1,369,425; and (iv) purchase 153,020 shares at a total purchase price of $789,928.00.

          Since the previously filed Schedule 13D, Amendment No. 18, Rivkalex Corporation (3) used its general funds to exercise 23,000 Class B Warrants at a total exercise price of $109,250.00.

          Since the previously filed Schedule 13D, Amendment No. 18, Rosalind Davidowitz used her personal funds to purchase an additional 9,700 shares at an approximate total purchase price of $91,001.00.



Item 4. is hereby partially amended by deleting the first sentence and and substituting the following sentence therein:

          This Amendment is filed solely to report that Blair Holdings has ceased to be a beneficial owner of more than five percent of the Issuer's securities as a result of its merger into its subsidiary, Blair Investment.
    __________________________________________________________________________


(1) See attached Exhibit B indicating the executive officers and directors of Blair Investment and providing information called for by Items 2-6 of this
Schedule 13D.
(2) See attached Exhibit C indicating the executive officers and directors of Blair Holdings and providing information called for by Items 2-6 of this
Schedule 13D.
(3) Rivkalex Corporation ("Rivkalex") is a private corporation owned by Mr. Davis' wife, Rosalind Davidowitz. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rivkalex or Rosalind Davidowitz for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rivkalex or Rosalind Davidowitz for any purpose.
(4) Each Unit consisted of three shares and three Class A Warrants. The Class A Warrants were immediately exercisable and separately transferable from the Common Stock, and each Class A Warrant entitled the holder thereof to purchase one share and one Class B Warrant at an exercise price of $2.20 at any time through March 15, 1996. Each Class B Warrant entitled the holder to purchase one share at an exercise price of $4.75 through March 15, 1995.

                                                    Page 6 of 9 pages

Item 5. (a) is hereby amended in its entirety as follows:

          As of May 1, 1996, Mr. Davis may be deemed to beneficially own (5) 11,039,758 shares or 29.5% of the Issuer's shares issued and outstanding as follows: (i) 1,043,500 shares owned directly Mr. Davis,
          (ii) 8,772,993 shares owned by Blair Investment, (iii) 243,900 shares owned by Engex, Inc. (6), (iv) 321,500 shares owned by Rosalind Davidowitz, and (v) 657,865 shares owned by Rivkalex Corporation.

          As of May 1, 1996, Blair Holdings does not beneficially own any of the Issuer's shares issued and outstanding, and Blair Investment may be deemed to beneficially own 8,772,993 shares or 23.4% of the Issuer's shares issued and outstanding as indicated in (ii) above.

Item 5. (b) is hereby amended in its entirety as follows:

          Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned directly by him and those owned by Blair Investment. Rosalind Davidowitz has sole power to dispose or to direct the disposition of those shares owned directly by her and those owned by Rivkalex Corporation. Voting and dispositive decisions regarding shares owned by Engex are made by Mr. Davis as Chairman of the Board.

Item 5. (c) is hereby amended by adding the following paragraphs and tables thereto:

          In  the  sixty  days  prior  to  May  1,  1996,   the   following
          transactions occurred: (i) on March 15, 1996, Blair Investment effected the exercise of 288,300 Class B Warrants at $4.75 per share at a total exercise price of $1,369,425.00, and (ii) on March 15, 1996, Rivkalex Corporation effected the exercise of 23,000 Class B Warrants at $4.75 per share at a total exercise price of $109,250.00.

          As of May 1, 1996, Blair Holdings was merged into its subsidiary, Blair Investment and is no longer in existence.

          On January 10, 1996, Blair Investment transferred 1,043,500 of the Issuer's shares to Mr. Davis.

Item 5. (e) is hereby amended by adding the following paragraph thereto:

          On May 1, 1996, Blair Holdings ceased to be a beneficial owner of more than five percent of the Issuer's securities.


Exhibit B - Exhibit B is hereby amended in its entirety and attached hereto.

Exhibit C - Exhibit C is hereby amended in its entirety and attached hereto.

____________________________________________________________________________
(5) Not included herein are 3,600 shares owned by Kinder Investments, L.P. ("Kinder"). Kenton E. Wood, the general partner of Kinder, is the Chairman and Chief Executive Officer of D.H. Blair & Co., Inc. ("Blair") and a stock-holder and Director of Blair. Certain limited partners of Kinder are stockholders of Blair. The limited partners of Kinder are the children and grandchildren of Mr. Davis. Blair Investment, Blair Holdings, and Mr. Davis disclaim for purposes of Section 13 or otherwise beneficial ownership of any Interneuron Pharmaceuticals, Inc. shares owned by Kinder, Blair, or Mr. Wood. Kinder disclaims for purposes of Section 13 or otherwise ownership of any Interneuron Pharmaceuticals, Inc. shares owned by Blair, Blair Investment, Blair Holdings, or Mr. Davis.
(6) Engex, Inc. ("Engex") is an investment company registered under Section 8 of the Investment Company Act. Mr. Davis is reporting as a beneficial owner of the securities owned by Engex because of his role as investment advisor to Engex. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Engex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Engex for any purpose.

                                                  Page 7 of 9 pages

                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                         /s/ J. Morton Davis
Date:    May 1, 1996                   _____________________________
         New York, New York             J. Morton Davis






                                        D.H. BLAIR HOLDINGS, INC.


                                         /s/ David Nachamie
Date:    May 1, 1996                 by_____________________________
         New York, New York              David Nachamie
                                         Treasurer




                                       D.H. BLAIR INVESTMENT BANKING CORP.


                                           /s/ David Nachamie
Date:    May 1, 1996                  by_____________________________
         New York, New York              David Nachamie
                                         Treasurer